Exhibit 99.2

VODAFONE ANNOUNCES NOTES OFFERING

(Newbury, Berkshire – England) – June 12, 2019 - Vodafone Group Plc (NYSE: VOD) (the “Company” or “Vodafone”) announced today that it intends to commence an offering of debt securities (the “Offering”). The Company intends to use the net proceeds from the Offering to finance upcoming maturities, including the repurchase of any and all of its 4.375% Notes due 2021, 2.50% Notes due 2022 and 2.950% Notes due 2023, and for general corporate purposes.

The distribution of this announcement in certain jurisdictions may be restricted and accordingly it is the responsibility of any person into whose possession the announcement comes to inform themselves about and observe such restrictions. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, any security and does not constitute an offer, solicitation or sale of any security in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Forward-Looking Information

This announcement contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the use of proceeds from Vodafone’s SEC-registered capital securities offering. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the heading “Principal risk factors and uncertainties” beginning on page 44 of Vodafone’s Annual Report on Form 20-F for the financial year ended 31 March 2019. The Annual Report on Form 20-F can be found on Vodafone’s website (www.vodafone.com/investor). Except as otherwise stated herein and as may be required to comply with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.